ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000
fax +1-212-506-5151
WWW.ORRICK.COM

June 29, 2012	David M. Ruff
(212) 506-5391
druff@orrick.com

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attn:	Mark P. Shuman, Branch Chief - Legal
Edwin Kim, Attorney-Advisor
Craig Wilson, Senior Assistant Chief Accountant
Laura Veator, Staff Accountant

Re:	Shutterstock, Inc. Registration Statement on Form S-1 Filed May 14, 2012 File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 8, 2012 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 1 to the Form S-1 (the “Amendment”) to respond to the Staff Letter and to include updated financial information for the three months ended March 31, 2012.

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Concurrent with the filing of the Amendment and in response to the Staff’s comments in the Staff Letter, we have supplementally provided a binder of materials to the Commission pursuant to Rule 418(b) of Regulation C, which is not to be deemed part of the Form S-1 and which we respectfully request to be returned upon the completion of the Staff’s review (the “Supplemental Materials”).  Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from the Form S-1 filed by the Company on May 14, 2012.

General

1.                                      We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company respectfully acknowledges the Staff’s comment and confirms that it will file the price range in a subsequent amendment to the Form S-1 with sufficient time for the Staff to review and process such amendment or provide such information supplementally to the Staff when the price range has been established.

Prospectus Summary, page 1

2.                                      Please revise to provide the basis of your assertions that you are an “industry-leading” global marketplace, have “one of the largest libraries of its kind,” and have “one of the highest volumes of site traffic and commercial image downloads,” as described on pages 1, 3, and 5, respectively.  Your current disclosure does not provide the appropriate context for these claims, nor do you clarify if the claims are based on your belief and you have a reasonable basis for that belief.  Please provide us supporting documentation for your claims.  You may submit supplemental materials to the staff pursuant to Rule 418(b) of Regulation C.

The Company’s global online marketplace for commercial digital imagery (a) attracts more visitors and page views, (b) includes more commercial images and (c) delivers a higher volume of commercial image downloads than most of the competing marketplaces that the Company regularly monitors as part of its ongoing business operations.  As a result, the Company asserts that it operates an industry leading global marketplace for commercial digital imagery.

The Company has strong support for these assertions based on its own research, on data reported by competitors identified by the Company and on certain independent third-party data.

As part of its ongoing business practices, the Company actively monitors the commercial digital imagery industry and has conducted extensive research, for example by reviewing third party reports and communicating with customers, in an effort to identify competitive marketplaces for commercial digital imagery and to anticipate industry trends.  Information about the Company’s competitors is included in the supporting citations identified in the Supplemental Materials, as well as in the fourth risk factor of the Form S-1 on page 14.

With respect to the number of website visitors, according to comScore’s Media Trend Report, during the first quarter of 2012, Shutterstock.com attracted over 11 million average monthly unique visitors worldwide.  In addition, according to the same comScore report, during the first quarter of 2012, the Company averaged over 61 million monthly page views.  The Company believes that the foregoing data supports its assertion that it has “one of the highest volumes of site traffic” among its competitors.  During such period, relative to the Company’s principal competitors set forth in the comScore Media Trend Report included in the Supplemental Materials, the Company’s average monthly unique visitors and average monthly page views ranked above the vast majority of its competitors.

With respect to the number of images, the Company has included, in the Supplemental Materials, information reported by the Company and its principal competitors regarding images available on each competitor’s website.  As of June 14, 2012, the Company’s image library contained more than 19 million commercial digital images, first among such competitors.  The Company believes that the foregoing data supports its assertion that it has “one of the largest libraries of its kind.”

With respect to the volume of commercial image downloads, the Company has formed internal estimates of the number of downloads delivered by its competitors based on both internal and external sources.  The Company delivered over 58 million paid downloads in 2011 (including both commercial and editorial images), as disclosed in the Form S-1.  Of those 58 million paid downloads, more than 56 million were commercial image downloads, which the Company believes is the highest volume of commercial image downloads of any brand in its industry during such period, as substantiated in the Supplemental Materials.  The Company believes that the foregoing data supports its assertion that it has “one of the highest volumes of …commercial image downloads” of any brand in its industry.

The Company believes that the critical attributes of a global online marketplace for commercial digital imagery include:

•                  enabling image creators to make images available to be licensed commercially and to receive payment for such licenses;

•                  attracting and retaining a critical mass of image users and image contributors;

•                  offering a sufficient inventory of images that can be efficiently searched to meet the needs of image users seeking a wide variety of commercial images; and

•                  offering reasonable assurances to an image user that using an image for a commercial purpose will not violate the intellectual property rights of others.

The Company believes that the online commercial digital imagery market is comprised of websites that offer commercial digital imagery that users can pay to license, download and incorporate into their work.  For the avoidance of doubt, the Company notes that there are search engines that aggregate digital imagery, ranging from global search engines like Google or Bing to industry specific aggregators like PacaSearch.  The Company does not consider such aggregators to be online commercial digital imagery marketplaces.  While such aggregators may display a larger number of images than the Company, they do not have direct relationships with contributors of digital imagery, nor do they offer the ability to license such imagery commercially.  Rather, aggregators simply point back to the source of such imagery.  In addition, aggregators do not offer the other features of a marketplace identified above.

The Company believes that the factors above support its assertion that it is an “industry leading” global marketplace for commercial digital imagery.

In response to the Staff’s comment, the Company is providing the Supplemental Materials contemporaneously with this letter and pursuant to Rule 418(b) of Regulation C, which the Company requests the Staff to return upon completion of its review.

The Offering, page 7

3.                                      Please revise to clarify the options outstanding as of December 31, 2011 referred to on page 7 are Value Appreciation Rights that will be converted to options upon the close of your reorganization to a Delaware corporation.

In response to the Staff’s comment, the Company has included additional disclosure on pages 7 and 8 of the Amendment to clarify that, unless otherwise indicated, the information contained in the prospectus assumes the exchange of value appreciation rights for options to purchase shares of common stock pursuant to the Reorganization.

4.                                      Please disclose in this section the final cash distribution payments to members of the LLC as part of the reorganization.

In response to the Staff’s comment, the Company has included additional disclosure on page 8 of the Amendment and throughout the Form S-1 to disclose that the LLC will make a final cash distribution to each of its members as part of the Reorganization.  The amount of the final cash distribution will be based, in part, on the timing of the offering.  The Company will include an estimate of the final cash distribution in a subsequent amendment to the Form S-1 once the timing of the offering is better known.

Risk Factors

We face intense competition from a range of competitors ..., page 14

5.                                      We note that you generally do not have any exclusivity over digital imagery provided by your contributors.  Please revise this risk factor or add a risk factor that discusses the competition to acquire available content, or the risk that your contributors may freely offer their images that they provide to you to other digital image content providers.  For example, please discuss the risk that your competitors may offer higher royalty rates or have a less stringent vetting process that may affect your ability to attract new content.

In response to the Staff’s comment, additional disclosure has been added to the above-referenced risk factor on page 14 of the Amendment to discuss the competition to acquire available content and the risk that competitors may develop new products or technologies or offer contributors higher royalty rates that may affect the Company’s ability to attract new content.  The Company has also added disclosure in a new risk factor on page 15 to indicate that its contributors may freely offer the images they provide to the Company to the Company’s competitors and may remove their images from the Company’s online marketplace at any time.

6.                                      Please address whether there are low barriers of entry for competitors to enter the digital imagery business.

In response to the Staff’s comment, the Company has added additional disclosure in a new risk factor on page 15 of the Amendment addressing this comment.

Continuing expansion into international markets is important for our growth ..., page 17

7.                                      You state that as a U.S. company, you face restrictions imposed by OFAC on your ability “to do business in certain specified foreign countries or with certain specified organizations and individuals.” OFAC administers certain U.S. economic sanctions and/or export control regulations concerning Cuba, Iran, Sudan, and Syria, the countries currently designated by the State Department as state sponsors of terrorism.  Please describe to us, to the best of your knowledge, understanding, and belief, the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period.  Your response should describe any goods, services, or fees that you have provided into, or received from, the referenced countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they own or control.

The Company has no facilities, operations or employees in Cuba, Iran, Sudan or Syria and, to the best of its knowledge, has had no dealings with the governments of those countries or entities they own or control.

The Company respectfully submits that it is cognizant of the economic sanctions administered by OFAC and has implemented procedures to monitor its ongoing compliance.  In addition, as a general matter, the photographs, illustrations and videos that are made available to licensed customers by Shutterstock through its on-line marketplace constitute information and informational materials that are exempt from U.S. trade sanctions programs and other export controls under the “Berman Amendment.”  See § 2502(a) of the Omnibus Trade and Competitiveness Act, Pub. L. No. 100-418, 102 Stat. 1107 (1988), and § 525 of the Foreign Relations Authorization Act, Fiscal Years 1994 and 1995, Pub. L. No. 103-236, 108 Stat. 382 (1994), which amended § 5(b)(a) of the Trading with the Enemy Act, 50 USC. App. §§1-44.

The Company believes that a small number of its 1) contributors from whom it receives digital imagery and to whom it pays compensation for images that are downloaded and 2) customers that pay fees to license and download this digital imagery may be in Cuba, Iran, Sudan, and Syria, based on information such persons or entities provide at the time of registration or payment.  Additional information regarding these contributors and customers is as follows.  In each case, the amounts listed below represent less than 0.20% of the fees paid to all contributors and less than 0.20% of the amounts received from all customers in the period referenced.

•                  For the year ended December 31, 2009, the Company paid approximately 12 unique image contributors with addresses in such countries a total of approximately $9,435 and received a total of approximately $29,770 from approximately 77 unique customers that it believes may be located in such countries.

•                  For the year ended December 31, 2010, the Company paid approximately 16 unique image contributors with addresses in such countries a total of approximately $6,070 and received a total of approximately $57,270 from approximately 170 unique customers that it believes may be located in such countries.

•                  For the year ended December 31, 2011, the Company paid approximately 18 unique image contributors with addresses in such countries a total of approximately $6,625 and received a total of approximately $41,800 from approximately 148 unique customers that it believes may be located in such countries.

•                  For the interim period ended June 13, 2012, the Company paid approximately 18 unique image contributors with addresses in such countries a total of approximately $2,455 and received a total of approximately $11,705 from approximately 153 unique customers that it believes may be located in such countries.

The Company believes the activities outlined above are all covered by the statutory exemption for information and information materials provided in the Berman Amendment.

We currently have a material weakness in our internal control over financial reporting relating to compliance with certain tax regulations..., page 30

8.                                      Please revise here and other appropriate places in your prospectus to clarify the nature of your tax compliance issues.  For example, it is unclear whether your tax compliance issues involve a significant underpayment of tax liabilities or involve state sales tax, federal corporate level tax, LLC tax issues that may no longer be relevant in future periods, or international tax issues.

In response to the Staff’s comment, the Company has added additional disclosure with respect to its tax compliance issues to clarify the nature of the material weakness on pages 18 and 72 of the Amendment.  The Company’s tax compliance issues were related to non-income tax items involving the underpayment of international consumption tax, sales and use tax, and royalty withholdings, which represent less than 10% of the Company’s total liabilities.  These non-income tax compliance issues will continue to have an effect on the Company’s operations in future periods; however, as disclosed on page 19 of the Amendment, we have begun to remediate this material weakness.

Industry and Market Data, page 34

9.                                      Please provide us supplemental copies of the reports or other source documentation that you cite on page 34 from which market or other data is extracted.  To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

In response to the Staff’s comment, the Company has prepared the Supplemental Materials, which include an index that indicates, for each citation, the location of such citation in the prospectus and the underlying support. As requested by the Staff, the Company has highlighted the particular page and paragraph from which the market or other data was extracted.

10.                               We note your statement “we have not independently verified any third-party information and cannot assure you of its accuracy or completeness.” Please revise to either omit this disclaimer or clarify to investors that you have a reasonable basis to believe the information presented is accurate.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to remove the statement that it has not independently verified any third-party information.

11.                               Please advise us whether any of the cited studies or market data information presented in your prospectus were commissioned by you or on your behalf.

The Company advises the Staff that none of the cited studies or market data information presented in the prospectus were commissioned by the Company or on the Company’s behalf.

12.                               We note that your prospectus summary, management’s discussion and analysis, and business sections cite a BCC Research report published in October 2008 estimating the pre-shot commercial imagery and online marketplace segment will grow to $5.1 billion and $2 billion, respectively, by 2013.  In light of the fact that it is now 2012, please advise us whether the industry and market data in the BCC Research report is the most current information available and whether actual market experience to date is consistent with the 2008 projections of future growth.

The Company respectfully advises the Staff that, to its knowledge, the BCC Research Report published in October 2008 is the most recent research report available containing market size data specific to the market for pre-shot commercial imagery.  A copy of this report is included in the Supplemental Materials.  The Company also advises the Staff that in March 2012, BCC Research published a market research report entitled “Digital Photography: Global Markets,” which contains a general discussion of the Digital Stock Photography market, and notes the ongoing transformation of the market due to the internet, the expanding market for microstock photographs and related trends in the industry. However, the 2012 report does not contain any updated quantitative market estimates.  A copy of the 2012 report is also included in the Supplemental Materials.  With regard to the Company’s actual market experience relative to BCC’s 2008 report, the Company advises the Staff that its own marketplace has grown 42% per year compounded annually over the past 5 years, which is generally consistent with BCC’s 2008 projections of growth in the online marketplace segment.

The Company will continue to seek more current information supporting the market size of the pre-shot commercial imagery market and will include updated disclosure in a subsequent amendment to the Form S-1 to the extent a more current source of market data is found.

To the extent that the Company is unable to find more current information regarding the market for pre-shot commercial imagery, the Company may propose additional disclosure of market size based on a Global Industry Analysts, Inc. (“GIA”) report published in July 2010 (a copy of which is included in the Supplemental Materials), which estimates the global market for commercial photography.  Unless the Company identifies data specific to its segment of this larger market, the Company would propose to include the following disclosure in a subsequent amendment to the Form S-1: “In a July 2010 report, Global Industry Analysts, Inc. estimated that the global market for commercial photography was $8.7 billion in 2010 and projected it to grow to $10.7 billion by 2015.  Pre-shot commercial imagery is an important segment of the global market for commercial photography and the Company believes that the pre-shot commercial imagery segment will increase as a percentage of the overall market for commercial photography.”

Use of Proceeds, page 35

13.                               To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used.  In this regard, consider disclosing the amount of proceeds that you plan to implement your growth strategies described on page 5.  This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans.  See Item 504 of Regulation S-K.  We note on pages 5 and 60 you describe various growth strategies, but do not indicate if they will be funded via offering proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 to provide more detail regarding the potential purposes for which the net proceeds of this offering may be used, including amounts identified for capital expenditures.  As referenced in the added disclosure, the Company may use a portion of the net proceeds to repay all or a portion of the credit facility that the Company expects to enter into to fund its working capital needs following the final cash distribution to the members of the LLC prior to the Reorganization.  However, the Company expects to generate sufficient cash from operations to repay the planned credit facility over time without using the proceeds of the offering.  The Company will include additional disclosure in the Form S-1 regarding the material terms of the credit facility once such terms have been finalized.  The Company respectfully advises the Staff that it currently does not have more specific plans for use of the proceeds from the offering, including any specific plans to use the offering proceeds to expand its business, as the Company has been profitable for all periods presented in the Form S-1 and currently generates cash from operations and believes its operations and the cash proceeds therefrom, together with the funds that will be available pursuant to the planned credit facility, will be sufficient to implement its growth strategies as currently planned.

14.                               Please discuss the reasons for this offering if you do not disclose specific uses of offering proceeds beyond general disclosures of working capital and other unspecified corporate purposes.

In response to the Staff’s comment, the Company has included additional disclosure on page 34 to expand upon the reasons for the offering, which are to increase the Company’s capitalization and financial flexibility, increase its visibility in the marketplace and create a public market for its common stock.

Reorganization, page 36

15.                               Please advise us whether the reorganization will occur prior to effectiveness.

The Company advises the Staff that the Reorganization will occur prior to effectiveness and has revised the disclosure throughout the Amendment to reflect this information.

16.                               Please advise us the estimated distributions, or a reasonable range, that will be paid to LLC members prior to the reorganization, including the final payment.  We may have further comment.

The Company respectfully advises the Staff that the amount that will be distributed to the LLC members prior to the Reorganization is dependent on the amount of cash from operations and other cash and cash equivalents held by the LLC on the date of the distribution.  The Company anticipates that approximately all of the cash generated from the LLC’s operations since the last distribution to the LLC’s members, and any other cash and cash equivalents on hand at the time of the distribution, will be distributed to the LLC members prior to the Reorganization in accordance with their respective membership interests in the LLC.  The Company will include an estimate of the final cash distribution in a subsequent amendment to the Form S-1 once the timing of the offering is better known.  If the final cash distribution were to take place on the date of this letter, the Company estimates that the aggregate distribution would be between $10 and $15 million.  Prior to the final distribution, the Company expects to continue making monthly cash distributions to its members, consistent with past practice.  The amount of distributions that members have received to date are disclosed on page 34 of the Amendment and in note 13 of the Company’s consolidated financial statements on page F-31 of the Amendment.

The Company also advises the Staff that it is currently negotiating the terms of a credit facility that the Company expects to enter into prior to the Reorganization, the borrowings from which will be used to fund the Company’s operations prior to the receipt of the proceeds of the offering and until additional cash flow from operations have been generated in the months following the offering.  The Company will include a description of the material terms of the credit facility in a subsequent amendment to the Form S-1, if one is entered into.

Unaudited Pro Forma Consolidated Financial Statements, page 41

17.                               Please tell us why you consider the pro forma adjustments described in notes (b), (c) and (i) on page 44 to be factually supportable.  See Rule 11-02(b)(6) of Regulation S-X.  That is, tell us what agreements are in place that require these events to occur upon effectiveness of your reorganization.  As part of your response, please explain why these transactions do not appear to be described in the reorganization paragraph on page 36.  Further, it does not appear that Note 11 to your consolidated financial statements discloses that vesting of these shares that will occur upon the reorganization.  Please revise your disclosures accordingly.

The Company respectfully advises the Staff that pro forma notes (b), (c) and (i), which appear on page 44 of the Amendment, reflect the effect of the Reorganization on the membership interests in the LLC granted to the Company’s President and Chief Operating Officer and the Company’s Senior Vice President of Technology pursuant to their Profits Interest Grant and Repurchase Agreements.  The provisions of the Profits Interest Grant and Repurchase Agreement with the Company’s President and Chief Operating Officer are described in greater detail on page 102 of the Amendment and in Note 12 to the Company’s Consolidated Financial Statements on page F-29 — F-30 of the Amendment.  The provisions of the Profits Interest Grant and Repurchase Agreement with the Company’s Senior Vice President of Technology are described in greater detail in the second paragraph of Note 11 to the Company’s Consolidated Financial Statements on page F-29 of the Amendment.

Currently, the membership interests held by the Company’s President and Chief Operating Officer and Senior Vice President of Technology entitle the holders to distributions only in the event of a liquidation of the LLC.   In connection with the Reorganization, all membership interests in the LLC will be exchanged for shares of the Company’s common stock, which will not contain a liquidation condition.  As a result, the Company will incur a one-time compensation expense at the time of the Reorganization.

In addition, the Profits Interest Grant and Repurchase Agreement with the Company’s President and Chief Operating Officer provides that, upon a change in control or qualified public offering, 50% of any unvested portion of his membership interest immediately vests, with the remaining unvested portion continuing to vest in accordance with the terms of the Profits Interest Grant and Repurchase Agreement through April 5, 2016.  As a result, 50% of the unvested portion of the membership interest held by the Company’s President and Chief Operating Officer (which will be exchanged for shares of the Company’s common stock in connection with the Reorganization having the same vesting schedule) will vest upon the consummation of the

Company’s initial public offering, at which time the Company will incur a one-time compensation charge with respect to such vesting acceleration.

For the reasons outlined above, the adjustments described in notes (b), (c) and (i) comply with the requirements of Article 11 of Regulation S-X as they are factually supportable, directly attributable to the transaction and are expected to have a continuing impact on our results of operations.

In response to the Staff’s comment, the Company has revised its disclosure in Note 11 and 12 on pages F-29 — F-30 of the Amendment to provide additional detail regarding the terms of the Profits Interest Grant and Repurchase Agreements with its Senior Vice President of Technology and President and Chief Operating Officer.

18.                               Please clarify whether the compensation expense described in notes (g) and (h) on page 44 includes compensation expense that will be recognized upon effectiveness of your reorganization, and the future compensation expense that will be recognized over the remaining service period.  Please tell us your basis for including these adjustments in your pro forma income statement, and how they comply with the requirements of Article 11 of Regulation S-X.  Please revise your disclosures accordingly.

The Company respectfully advises the Staff that pro forma note (g), which appears on page 44 of the Amendment, does not include compensation expense that will be recognized upon the effectiveness of the Reorganization or future compensation expense that will be recognized over the remaining service period. Pro forma note (g) represents the anticipated sale of shares and receipt of proceeds from the offering. It also includes deferred registration costs that will be recorded against the proceeds from the offering. We kindly advise that notes (h) and (i) describe compensation expense.  As such, compensation expense described in notes (h) and (i) only includes future compensation expense that will be recognized over the remaining service period. Pro forma note (h) represents the recurring charge associated with the remaining service period and vesting of VAR awards, which will be converted to traditional stock options in connection with the Reorganization and will continue to vest during the vesting period from the date of grant. This amount does not include compensation expense recognized upon effectiveness as such amount represents the one-time catch-up and any modification upon conversion of the VAR awards to traditional stock options upon the Reorganization as described in note (d). Pro forma note (i) reflects recurring compensation related to the vesting of equity awards granted to President and Chief Operating Officer post reorganization as described in Note 12 to the Company’s consolidated financial statements on pages F-29 — F-30 of the Amendment. As such, both adjustments described in notes (h) and (i) comply with the requirements of Article 11 of Regulation S-X as they are factually supportable, directly attributable to the transaction and are expected to have a continuing impact on our results of operations.

19.                               Please clarify whether the shares included in pro forma EPS described in (ii) and (iii) on page 45 include shares that will be issued upon effectiveness of your reorganization, and shares associated with the future compensation expense that will be recognized over the remaining service period.  To the extent the share adjustments are not consistent with the compensation expense adjustments recognized in your pro forma income statement, as discussed in comment 2 above, please explain these differences.  Please revise your disclosures accordingly and provide the computations supporting the pro forma EPS.

In response to the Staff’s comment, the Company has revised its disclosure on pages 45 and F-20 of the Amendment with respect to the vesting of the restricted equity awards.  The Company respectfully advises the Staff that the shares included in pro forma EPS described in subsections (ii) and (iii) of page 45, are shares that will be issued upon the effectiveness of the Reorganization and specifically relate to the transactions with our President and Chief Operating Officer and Senior Vice President of Technology as discussed above in the responses to comment 17 and 18. Additionally, shares associated with future compensation expense, to the extent that they are vested during the year and are not restricted, would be included in the pro-forma basic EPS.  Subsections (ii) and (iii) are those shares to be included in the pro forma basic net income per share calculation. This share adjustment is consistent with the share adjustments discussed in comment 17 above. VAR awards that converted to stock options and are fully vested on the pro-forma basis have not been exercised and therefore are not included in the pro-forma basic EPS but included in the pro-forma diluted EPS calculation.  Accordingly, the Company has not revised its disclosure in response to the Staff’s comment.

Management’s Discussion and Analysis, page 50

Overview, page 50

20.                               Please revise to clarify what is meant by the percentages for retaining prior year revenues from the same set of customers for 2009-2011.  It is not clear how retaining revenues from prior year amounts can exceed 100%.  You note in your disclosure that you retained 102% of 2011 revenues.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Amendment to clarify what is meant by the percentages for retaining prior year revenues from the same set of customers for 2009-2011.  The percentages reflect the amount of revenue generated in one year that was spent again by that same set of customers in the following year.  For example, if a total of 100 customers generated a total of $100,000 of revenue in 2008, the Company would retain 82% of the prior year’s revenue in 2009 if those same 100 customers, or a subset thereof, collectively generated $82,000 of revenue in 2009.  If, instead, that set of 100 customers had increased its spend as a group year-over-year and such customers, or a subset thereof, spent $102,000 in 2009, then the Company would have retained 102% of the prior year’s revenue in 2009.

21.                               We note your disclosures that you have invested aggressively in sales and marketing on page 51.  On page 52, you indicate that On Demand is your fastest growing purchase option, increasing your average revenue per download.  Please revise to clarify whether your increased marketing efforts are focused on your On Demand purchase option to acquire new customers and whether you will eventually seek to convert those users to subscribers.  While the On Demand purchase option may have higher revenues per download, it is unclear whether the customer acquisition costs and marketing costs provide lower operating margins compared to your subscription model.  Please revise to provide qualitative and quantitative discussions of how your different pricing models affect your margins.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Amendment to add additional disclosure with respect to how its On Demand and subscription-based pricing models affect its margins.  The Company advises the Staff that its marketing efforts have targeted potential image consumers broadly, rather than attempting to target customers that are more likely to choose one specific purchase option or another.  The Company will strive over time to convert each customer to the purchase option that would generate the highest customer lifetime value from that customer, regardless of whether the best plan for such customer is an On Demand or subscription-based plan.

Results of Operations

Comparison of the Years Ended December 31, 2010 and December 31, 2011

Revenue, page 55

22.                               Tell us what consideration you gave to disclosing the total increase in your revenue attributable to On Demand offerings and Subscription offerings and the impact of any trends among with these offerings on future results of operations.  See Item 303(a)(3)(ii) of Regulation S-K.

The Company respectfully advises the Staff that it reviewed and considered the guidance in Item 303 of Regulation S-K in developing its explanation for the change in its revenue over time. The Company believes that its current explanation adequately discloses information to a potential investor about its business.  The Company notes that its revenue increase was driven by increased volume of paid downloads and an increase in its revenue per download, as previously disclosed in the Form S-1.  The Company also notes that its On-Demand offering captures a higher price per image as compared to its subscription offering, as previously disclosed in the Form S-1. Lastly, the Company notes the trends in its revenue composition by geographic region, which are discussed on pages 55-56, 57 and 59 of the Amendment.

While the Company offers its customers different purchase options, it ultimately makes the same product available in each case; regardless of the purchase option, the customer is granted the ability to download and use the licensed imagery in the Company’s library.  The Company believes that trends among purchase options are reflective of customer demand rather than predictive of it.  Since customer demand and preferences may evolve in different ways, and since the cost of revenue for these two purchase options is substantially similar, the Company does not believe that certain trends among its purchase options would be categorically better or worse for its future results of operations.  The Company will re-consider further disclosure in future periods as its business evolves.

23.                               In view of the material increases in revenues over the three year periods provide discussion of the how these increases for each of On Demand and Subscription offerings are due to price and volume changes.  See Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully refers the Staff to its response to comment 22 above.  The Company has experienced volume growth among both its On Demand and Subscription purchase offerings.  The Company has not changed its prices materially over the three year period and, therefore, the historical increases in the average revenue per download have been due primarily to changes in the relative mix of each purchase option.

Costs and Expenses, page 55

24.                               Please revise to provide more quantitative details of your increase in advertising expenditures of $12 million in 2011 from 2010.  We note the 89% growth in advertising expenses appears to be a significant reason why your net income growth significantly lagged your revenue growth in 2011, along with increased expenditures related to your larger headcount.  Please also provide specific quantitative headcount figures when discussing the increased headcounts in this section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 56, 57-58, and 59 of the Amendment to include additional detail regarding the increase in advertising expenditures in 2011 from 2010 and specific quantitative headcount figures in each cost and expense section.

Liquidity and Capital Resources, page 60

25.                               Please revise to provide the most recent cash balance as practicable prior to the filing of your next amendment and your anticipated cash balance after your final distribution to your LLC members as part of your reorganization to a Delaware corporation.  Please confirm in your disclosure that you have sufficient cash and cash equivalents to meet your anticipated needs for the next 12 months refers to your most recent cash balance net of the final LLC distribution and before offering proceeds.  If you will need offering proceeds, for example, for your $5 million in anticipated capital expenditures in 2012 described on page 60, please revise this section to indicate so and your use of proceeds section accordingly.

In response to the Staff’s comment, the Company has updated its disclosure to provide that it had cash and cash equivalents of $14.0 million as of March 31, 2012.  The Company anticipates that approximately all of the LLC’s cash from operations, as well as any other cash and cash equivalents held by the LLC on the date of the distribution, will be distributed to the LLC members prior to the Reorganization in accordance with their respective membership interests in the LLC.  The Company intends to put a credit facility in place prior to the Reorganization to provide the Company with sufficient working capital during the period immediately prior to and following the offering.  Between the credit facility and cash flow generated from operations during the period following the Reorganization, the Company believes its cash and cash equivalents will be sufficient to meet its cash needs for the next 12 months.  While the Company does not believe that it will need to use offering proceeds to meet its anticipated needs for the next 12 months, it has revised the disclosure on page 34 of the Amendment to indicate that a portion of the offering proceeds may be used for capital expenditures or may be used to repay all or a portion of its borrowings under the credit facility, if one is entered into.  The Company will add additional disclosure regarding the credit facility in a subsequent amendment to the Form S-1, if one is entered into.

Critical Accounting Policies and Estimates

Equity-Based Compensation

Common Stock Valuations, page 65

26.                               We note your disclosures on page 66 that your board of directors approved grants with exercise prices that took into account the fair value of your common stock as determined by recent third party valuations, as well as other factors such as growth in customer base and revenue.  Tell us why you did not also consider these other factors in determining the fair value of your common stock as of each grant date.  That is, tell us why the fair value of your common stock is not considered to be equal to the exercise price on each grant date.  We note your disclosure that you intended grant exercise prices to be not less than fair value.

The Company respectfully acknowledges the Staff’s comment.  As noted, the Board’s primary consideration is to grant awards with exercise prices of not less than fair value on the date of grant to avoid any negative consequences under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

To the extent possible, the Board relied on the most recent third-party valuations to establish fair value on a given grant date for purposes of Section 409A.  On these grant dates, the Board reviewed the relevant third-party valuation and determined it was appropriate to rely in part on the third-party valuation in establishing fair value, but the Board also relied on its significant experience in valuing private companies, its knowledge of the Company’s financial performance and potential performance and other factors such as growth in customer base and revenue.  For the December 2011 VAR grants, the Board determined that it was not appropriate to rely solely on the existing third-party valuation, which was prepared as of February 18, 2011, to establish fair value and considered other factors such as growth in customer base and revenue and progress made by the Company in its preparation for an initial public offering, to independently establish fair value as of the December 2011 grant date.

On certain grant dates, after determining fair value for each grant date either based on a third-party valuation or an independent determination by the Board, the Board further determined to establish the exercise price at a premium to fair value, which results in the fair value being less than the exercise price on those awards.  In such cases, the premium reflected the Board’s desire to make an equitable adjustment with respect to the prior grants based on the same valuation.  In addition, as the Company made progress towards an initial public offering, the Board determined that it would be prudent to establish the exercise price of certain VAR grants at a premium to fair value given the potential for an increase in the value of the Company over the value determined in the third-party valuations.

27.                               Please tell us whether you considered the probabilities as of each valuation date of the company:  1) completing an initial public offering, 2) completing a sale or merger, 3) completing a dissolution or liquidation, and 4) continuing to operate as a private entity.  If you did consider these probabilities, please disclose the weighting you assigned to each scenario as of each valuation date.  If you did not consider these probabilities, please tell us why.  Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has added additional disclosure on pages 70 and 71 of the Amendment to describe additional factors considered as of each valuation date of the Company.

For the profits interest grant made in November 2010, which was converted to a VAR grant upon creation of the VAR Plan in April 2011, the Company’s board considered several factors, including the continued growth in the Company’s customer base and revenue and improvements in the functionality of the Company’s website.  The board did not consider the probabilities of completing an initial public offering (an “IPO”), completing a sale or merger or completing a dissolution or liquidation, as those scenarios were not considered likely in the near term.

For the VAR grants made pursuant to the Company’s VAR Plan between April 2011 and August 2011, the Company’s board considered the third party valuation performed as of February 28, 2011 in determining the fair value of the membership interests underlying the VARs.  The February 2011 valuation valued the Company on a going concern basis using the discounted cash flow method and considered the market-based approach using the comparable company method to check the reasonableness of the discounted cash flow value.  For VAR grants made between June 2011 and August 2011, the board of directors also considered the commencement of initial discussions regarding a potential IPO when determining the fair value and exercise price, although no precise weighting was assigned to the probability of completing an IPO given the preliminary stage of discussions.  Neither the board nor the February 2011 valuation considered the probabilities of completing a sale or merger or completing a dissolution or liquidation, as those scenarios were not considered likely in the near term.

For the VAR grants made pursuant to the Company’s VAR Plan in October 2011 and December 2011, the Company’s board considered (a) the third party valuation performed as of February 28, 2011 and (b) the probability of completing an IPO when determining the fair value of the membership interests underlying the VARs.  However, no precise weighting was assigned to the probability of completing an IPO, as IPO preparations were at a preliminary stage.  In addition, no consideration was given to the probability of completing a sale or merger or completing a dissolution or liquidation, as those scenarios were not considered likely in the near term.

For the VAR grants made pursuant to the Company’s VAR Plan between March 2012 and May 18, 2012, the Company’s board considered the third party valuation performed as of December 15, 2011 when determining the fair value of the membership interests underlying the VARs.  The December 2011 valuation considered two different valuations of the Company: one based on the value of the Company as a going concern using the discounted cash flow method and the other based on the Company’s potential value in the case of an IPO.  The discounted cash flow valuation was given a 60% weight and the valuation based on the Company’s potential IPO value was given a 40% weight, resulting in a weighted average value of $500 million for the Company.  The valuation based on the Company’s potential IPO value was weighted lower than the discounted cash flow value based on the following: (a) the Company, at the valuation date, had yet to issue any audited financials; (b) at the valuation date, it was uncertain when the Company would file a preliminary registration statement on Form S-1 with the Commission in anticipation of its IPO and (c) general market conditions for IPOs.  The December 2011 valuation also considered the market-based approach using the comparable company method to check the reasonableness of the valuation determined pursuant to the combination of the discounted cash flow value and the Company’s potential IPO value described above.  No consideration was given to the probability of completing a sale or merger or completing a dissolution or liquidation, as those scenarios were not considered likely in the near term.

For the VAR grants made pursuant to the Company’s VAR Plan between May 30, 2012 and June 2012, the Company’s board considered the third party valuation performed as of April 15, 2012 when determining the fair value of the membership interests underlying the VARs.  The April 2012 valuation considered three different valuations of the Company: a discounted cash flow valuation, a valuation based on the Company’s potential value upon an IPO and a guideline company valuation.  The discounted cash flow valuation was given a 25% weight, the valuation based on the Company’s potential IPO value was given a 40% weight and the guideline company valuation was given a 35% weight, resulting in a weighted average value of $560 million for the Company.  The valuation based on the Company’s potential IPO value was weighed lower than the collective discounted cash flow and guideline company value based on the following: (a) the Company, at the valuation date, had yet to issue any audited financials; (b) at the valuation date, it was uncertain when the Company would file a preliminary registration statement on Form S-1 with the Commission in anticipation of its IPO and (c) general market conditions for IPOs.  No consideration was given to the probability of completing a sale or merger or completing a dissolution or liquidation, as those scenarios were not considered likely in the near term.

28.                               Please disclose the discount rates used, and any discounts for non-marketability used as of each valuation date as well as any other material quantitative assumptions used in your valuations.

In response to the Staff’s comment, the Company has included additional disclosure on page 70 of the Amendment to disclose the discount rate used for each valuation.  The discount rate used in each third-party valuation was 15%, and was determined to be equal to an estimate of the Company’s weighted average cost of capital, or “WACC,” using the CAPM approach.  In addition, the Company respectfully refers the Staff to its response to comment 27 above, which sets forth the valuation methods used as of each valuation date.

Business, page 72

29.                               On page 74, you disclose that small business advertising on online digital media will increase from $5.4 billion in 2010 to $16.6 billion in 2015.  Please revise to clarify that only a small percentage of these projected advertising dollars will represent amounts spent on your products, digital imagery.

In response to the Staff’s comment, the Company has added disclosure to page 79 of the Amendment to clarify its belief that commercial digital imagery spend is one of several important components of online digital media spend and that, as a result, the Company anticipates that SMBs will increase their spend on commercial digital imagery as well.

30.                               Please revise to discuss more specifically your sales and marketing activities for media agencies and large enterprises, which you briefly describe on page 80.  In particular, describe your current direct sales force for these types of customers and your plans to expand your direct sales force.  We note your disclosure on page 85 focuses more on inbound sales and customer service representatives and general marketing initiatives.

In response to the Staff’s comment, the Company has added disclosure to page 85 of the Amendment to more specifically describe the Company’s sales and marketing activities for media agencies and large enterprises.

31.                               Please revise to clarify whether your contributors may revoke your licenses and remove their digital images from your network.

In response to the Staff’s comment, the Company has added disclosure to page 88 of the Amendment to clarify that contributors may choose to remove their images from the Company’s library at any time.

32.                               We note your disclosure on pages 15 and 85 that you maintain insurance to cover the $10,000 in indemnification benefits you provide to each of your customers for intellectual property disputes involving digital images sold on your network.  Please revise to provide more details of your insurance arrangements, including policy limits and a description of the number and extent of your customer claims for indemnification.

In response to the Staff’s comment, the Company has added disclosure on pages 15 and 90-91 of the Amendment regarding the extent of its customer indemnification claims.  Since April 2009 to date, the Company has received approximately 28 customer claims for indemnification, and following investigation of such claims, has made payments on nine of such claims in amounts ranging from $1,000 to $12,000 for a total of approximately $21,000.  As a result, aggregate amounts paid to date to settle customer indemnification claims have not been material.  While the Company has found it necessary to offer unlimited indemnification to some of its larger customers to be competitive with other stock agencies, to date, no claims for indemnification have been asserted by any customer with unlimited indemnification.  Given the minimal amount of payments to date resulting from customer indemnification claims, the Company does not believe that its insurance policy limits would be material to an investor.  The Company believes that disclosure of these policy limits may encourage users to submit abusive claims and, therefore, be harmful to the Company.  As a result, the Company has not included the specific details of its insurance arrangements in the Amendment.  The Company hereby confirms that it maintains commercially reasonable insurance to protect against the costs of intellectual property litigation and no claims have been made on such policies to date.

Director Compensation, page 94

33.                               Please revise to clarify whether you have awarded any Value Appreciation Rights to your directors subsequent to December 31, 2011.

In response to the Staff’s comment, the Company has added disclosure to page 99 of the Amendment to indicate that VAR awards of 20,000 units each were issued on March 15 to Messrs. Berns, Evans, and Miller and on April 4, 2012 to Mr. Epstein.

Executive Compensation, page 95

34.                               Please clarify whether you have any compensation agreements with your named executive officers, as you briefly describe non-competition, non-solicitation and propriety information, and invention assignment agreements without any mention of compensation arrangements on page 97.  Further, you briefly reference employment agreements on pages F-23 and II-2.  Please file these agreements in their entirety as exhibits, pursuant to Item 601(b)(10) of Regulation S-K.  Also, please revise to provide the disclosure required by Item 402(o)(1) of Regulation S-K to describe all of their material terms.

The Company respectfully acknowledges the Staff’s comment.  The Company is undertaking a review of its compensation arrangements with its named executive officers and expects to enter into new employment agreements with all of its named executive officers prior to the completion of the offering, which will supersede all previous employment agreements with such named executive officers.  The Company has added disclosure to that effect to page 102 of the Amendment.  The Company will add additional disclosure in the Form S-1 and file each of the employment agreements that it enters into with its named executive officers as an exhibit to a subsequent amendment to the Form S-1 once such agreements have been executed.

35.                               Please revise to clarify the basis for your belief that the Value Appreciation Rights granted to Messrs. Chou and Bixby are valued at $0 due to their change of control restrictions.  Please confirm that you have valued these equity awards in accordance with FASB ASC Topic 718, pursuant to Item 402(n)(2)(vi) of Regulation S-K.

The Company respectfully advises the Staff that, in accordance with FASB ASC Topic 718, the grant date fair value of the VARs granted to Messrs. Chou and Bixby is $847,500 and $1,556,800, respectively; however, because the right to exercise the VARs is subject to the occurrence of a change of control, no compensation charge has been recorded to date.  The Company has updated its disclosure in notes 3 and 4 on page 100 of the Amendment to reflect the grant date fair value of the equity awards referenced above.  The Company confirms that it has valued these equity awards in accordance with FASB ASC Topic 718, pursuant to Item 402(n)(2)(vi) of Regulation S-K.

36.                               Please revise to describe the material terms of your non-equity incentive plan awards for the fiscal year ended December 31, 2011, as required by Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure to page 108 of the Amendment to describe the materials terms of its non-equity incentive plan awards for the fiscal year ended December 31, 2011.

37.                               In note (1) of your Outstanding Equity Awards at Fiscal Year-End table on page 96, you disclose that the Value Appreciation Rights are “generally only exercisable upon the occurrence of a change in control.” Please revise to define “change in control” and describe what other circumstances that would allow the Value Appreciation Rights to be exercisable.  Please also clarify whether the 2012 Omnibus Equity Incentive Plan will alter these restrictions.

In response to the Staff’s comment, the Company has revised the disclosure in note (1) to the Outstanding Equity Awards at Fiscal Year-End table on page 101 of the Amendment.

38.                               In note (2) of your Outstanding Equity Awards at Fiscal Year-End table, you describe Mr. Semmelbauer receiving a 4% profit interest in the Company on August 17, 2010 upon any liquidation of the Company in excess of $300 million.  Please revise to clarify how this profit interest survives your reorganization from a New York limited liability company to a Delaware corporation prior to the close of your offering.

In response to the Staff’s comment, the Company has revised its disclosure in note (2) of the Outstanding Equity Awards at Fiscal Year-End table on page 101 of the Amendment to clarify how Mr. Semmelbauer’s profits interest survives the Reorganization.

39.                               Please revise to describe the material terms of your Value Appreciation Rights Plan.  Also, please revise to disclose the Value Appreciation Rights granted to your named executive officers after December 31, 2011, as you briefly describe granting a total of 208,250 Value Appreciation Rights through May 24, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on pages 102-103 of the Amendment to describe the material terms of the Value Appreciation Rights Plan.  The Company has also revised its disclosure on page 101 of the Amendment to disclose that the Company has not made any grants of Value Appreciation Rights to its named executive officers subsequent to December 31, 2011. To date, Timothy Bixby has been granted an aggregate of 305,000 Value Appreciation Rights and James Chou has been granted an aggregate of 150,000 Value Appreciation Rights, all of which were granted prior to December 31, 2011.  No grants of Value Appreciation Rights have been made to the Company’s other named executive officers.

Certain Relationships and Related Party Transactions, page 99

40.                               Please revise this section and your executive compensation section, as appropriate, to describe the material terms and conditions of your Profit Interest Agreements described in Note (10) on page F-25.

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amendment to describe the material terms of the Profits Interest Grant and Repurchase Agreement entered into on August 17, 2010 with Mr. Semmelbauer, a named executive officer.  The remaining profits interests identified on page F-29 of the Amendment (formerly page F-25) were granted to (a) a former executive officer of the Company and (b) an employee of the Company who is not an executive offer, neither of whom is a “related person” as defined in Item 404 of Regulation S-K.

41.                               Please revise to describe the standards your audit committee will apply in reviewing and approving any related party transactions, pursuant to Item 404(b)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 110 of the Amendment to reflect that the Company intends to adopt a written code of business conduct and ethics, which will set forth the Company policies regarding related party transactions, prior to the commencement of the offering.  Those policies will include the standards of review that will govern such transactions as well as the persons or committees of the Board who must approve such related party transactions for a particular person in advance of any such transaction.  The Company has noted in the revised disclosure that such code of conduct will be publicly available on the Company’s website upon consummation of the offering.

42.                               Please revise to provide more details of the role of Pixel Holdings, Inc. and why it collected your customer payments on your behalf prior to April 2012.  Your revised disclosure should provide a description of the business of Pixel Holdings, Inc.

In response to the Staff’s comment, the Company has revised its disclosure on pages 109-110 of the Amendment to provide additional detail regarding the role of Pixel Holdings Inc., a company controlled by our Chief Executive Officer, and why Pixel Holdings Inc. collected certain payments on the Company’s behalf prior to April 2012.

Description of Capital Stock

Registration Rights, page 103

43.                               Please revise to identify the members of the LLC that are parties to the registration rights agreements.

In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Amendment to specify that the Company will enter into a registration rights agreement in connection with the Reorganization with Jonathan Oringer (the Company’s Chief Executive Officer), Insight Venture Partners, Adam Riggs, Thilo Semmelbauer (the Company’s President and Chief Operating Officer) and a current employee of the Company who is not an executive officer.

Where You Can Find More Information, page 118

44.                               We note that you qualify the disclosures in your prospectus “in all respects by the filed exhibit” on page 118.  Please remove this disclaimer and clarify whether your descriptions of any contracts or documents filed as exhibits are materially complete within your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amendment to remove the statement that descriptions of contracts or documents filed as an exhibit are qualified in all respects by the filed exhibit.  In addition, the Company believes all such descriptions in the prospectus to be materially complete.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010, and 2011, page F-1

45.                               Please tell us what consideration you gave to disclosing the components of other comprehensive income and comprehensive income in your financial statements as required by ASC 220.

The Company respectfully advises the Staff that it considered the items in ASC 220-10-55-1 through 55-2, but no such item, nor the topic, is applicable to the Company.  The Company has revised the disclosure regarding the adoption by FASB of amended guidance on the presentation of comprehensive income on pages F-17 — F-18 of the Amendment to indicate that the Company’s net income equals its comprehensive income, as the Company currently does not have components of comprehensive income.

Consolidated Balance Sheets, page F-3

46.                               State separately here or in a note any items in “Accrued expenses” that exceed 5% of total current liabilities.  See Rule 5-02.20 of Regulation S-X.

Having considered Rule 5-02.20 of Regulation S-X, the Company has, in response to the Staff’s comment, added a new Note 6 to page F-24 of the Amendment to reflect any items that exceed 5% of total current liabilities.

Notes To Consolidated Financial Statements

(1) Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

47.                               Please clarify your revenue recognition policies to indicate whether your revenues with parties other than resellers are recognized on a gross basis or a net basis and your basis for this determination.  Please provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.  As part of your response, please address the following:

•                  Whether you have inventory risk for contributor digital content;

•                  Whether your customers can seek remedies from the digital content contributors; and

•                  The activities you perform in providing the service and whether you make any changes to the content as part of the process.

In response to the Staff’s comment, the Company notes that it does not have inventory risk for contributor digital content, customers cannot seek remedies from the digital content contributors, and it does not make any changes to the content as part of the process. The Company considered ASC 605-45-45 as part of its response and updated the disclosure on pages F-11 — F-12 of the Amendment to specify the criteria for recognizing revenue, except for revenue from our reseller program, on a gross basis. The Company’s updated disclosure for recognizing revenue on a gross basis explains that the Company is the primary obligor in the arrangement, has latitude in establishing the product’s price, performs a detailed review of the digital content before accepting it to its library to ensure it is of high quality for the customer’s purchase, can reject contributor’s images at will, and has credit risk.

48.                               Please clarify your disclosures to indicate how you recognize revenue from your transactions with third party resellers.  That is, whether revenue is recognized upon sale to the reseller, or upon sale to the end users.  Please also clarify whether you provide refunds to resellers and how this is factored into your revenue recognition policy.

In response to the Staff’s comment, the Company has clarified the disclosure on page F-12 of the Amendment to indicate how it recognizes revenue from transactions with third party resellers.

49.                               We note your disclosure on page 52 that you provide a number of other purchase options including customer accounts and video footage.  Please tell us whether you consider these arrangements to be multiple element arrangements, and if so, how you determine separate units of accounting, and how you measure and allocate arrangement consideration among separate units of accounting.

The Company respectfully advises the Staff that it does not consider its purchase options, including customer accounts and video footage, to be multiple element arrangements because the Company does not offer bundled purchase options. For example, a customer cannot purchase a custom account option and a video footage option within the same arrangement. A customer who wanted to purchase both options would have to subscribe to two separate orders or purchase options, each of which has its own stand-alone pricing. All purchase options are single unit arrangements and do not contain multiple elements.

(2) Unaudited Pro Forma Information, page F-17

50.                               Please clarify your disclosures to indicate which pro forma adjustments are included in your pro forma income before income taxes, and which adjustments are included in your pro forma balance sheet.  Please also disclose the dollar amount of each adjustment.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 — F-19 of the Amendment to indicate which pro forma adjustments are included in the balance sheet and in the statement of operations. The dollar amounts of certain adjustments are dependent on the pricing of our offering and, therefore, cannot be calculated until the price range is known.  The Company will update the narrative in a subsequent amendment to the Form S-1 to include the dollar amounts for each of the adjustments listed once the price range is known.

51.                               Please tell us why the pro forma adjustments relating to grants made under your VAR plan, as disclosed in footnotes (d) and (h) on page 44, are not also included in your unaudited pro forma financial information.  To the extent there are other differences between the pro-forma information disclosed on page 44 and the pro forma information disclosed here, with the exception of pro forma adjustments for the offering, please provide an explanation for these differences.

The Company respectfully advises the Staff that the Company considered Article 11 of Regulation S-X and SEC Financial Division of Corporation Finance Financial Reporting Manual Topics 3410, 3420 and 3430 in determining its pro forma adjustments and which to include in the Form S-1 and Consolidated Financial Statements. The Company has endeavored to provide investors with information about the continuing impact of the various proposed transactions through illustration of how these transactions will affect its historical financial statements. All pro forma adjustments are factual and supportable.

Pro forma notes (a), (b), (c), (f), and (k) listed on pages 44 and 45 of the Amendment are included within the pro forma footnote in the Consolidated Financial Statements because they relate to conversion of securities that result in changes in the capital structure in connection with reorganization  in accordance with FRM topic 3430 and affect per share information as a result of the exchange of membership interests in the LLC for shares of the Company’s common stock pursuant to the Reorganization. Pro forma note (j) listed on pages 44-45 of the Amendment is also included within the pro forma footnote in the financial statements because it affects the tax provision as a result of the reorganization from a New York limited liability company to a Delaware corporation pursuant to the Reorganization in accordance with FRM 3420.2.

Pro forma notes (d), (e), (g), (h), and (i) listed on page 44 of the Amendment are not included within the pro forma footnote in the Consolidated Financial Statements for the following reasons:

•      (d) represents a one-time compensation charge as a result of the VAR Plan’s change of control condition being eliminated through the Reorganization. Subsequent to the Reorganization, the VAR Plan will convert to a traditional stock option plan. Any continuing charge in subsequent periods is covered in pro forma note (h). The effect of conversion of VAR awards to stock options on the pro-forma EPS computation was reflected in the pro-forma note to the Consolidated Financial Statements as it affects the denominator of pro-forma diluted EPS. However the related compensation charges have not been included as the conversion of VARs to stock options does not result in the immediate change in the capital structure as per FRM Topic 3430.

•      (e) represents the balance sheet adjustment for deferred tax assets and liabilities as a result of converting from a New York limited liability company to a Delaware C-corporation during the Reorganization. The Company has included the pro forma tax provision charge in pro forma note (j), but believes the balance sheet adjustment is not required in the Consolidated Financial Statements in accordance with FRM Topic 3410.1.

•      (h) represents the post-Reorganization recurring charge for the VAR awards after their conversion to stock options.  The Company believes that this adjustment is not required in the Consolidated Financial Statements in accordance with FRM Topic 3410.1.

•      (i) represents the recurring charge for the President and Chief Operating Officer’s interest. Pursuant to the Reorganization, the unvested portion of the membership interest in the LLC held by the Company’s President and Chief Operating Officer will be exchanged for restricted stock of the Company and will continue to vest pursuant to the same vesting schedule as set forth in such executive officer’s Profits Interest Grant and Repurchase Agreement. The Company believes that this adjustment is not required in the Consolidated Financial Statements in accordance with FRM Topic 3410.1.

52.                               Please clarify whether your adjustment for payment of distributions includes all distributions paid subsequent to December 31, 2011 and distributions that will be paid out of proceeds of the offering.  Please clarify your disclosures accordingly.

The Company respectfully advises the Staff that, since the LLC’s distributions declared and paid to members in the past twelve months exceeded its earnings, the Company needs (as required by SAB Topic 1B.3) to include for the purposes of pro-forma earnings per share calculation incremental shares that will be issued in the offering that will be required to pay a portion of the distributions that exceed earnings for the previous twelve months even though the offering proceeds will not be used to pay members prior to the Reorganization. The payment to the members subsequent to December 31, 2011 and prior to the Reorganization will be made from the LLC’s cash from operations and other cash and cash equivalents available in that period. The Company has revised the disclosure on page F-19 of the Amendment to reflect such information in response to the Staff’s comment.  No distributions will be paid out of the proceeds of the offering.

53.                               In view of the number and complexity of pro forma adjustments consider providing a pro forma balance sheet showing in columnar form the historical balance sheet, pro forma adjustments and resulting pro forma balance sheet.  See Rule 11-02(b)(1) and (4) of Regulation S-X.

In response to the Staff’ s comment, the Company has included additional disclosure on pages F-18 — F-19 to clarify which pro forma adjustments relate to the balance sheet and which relate to the statement of operations.  The Company respectfully advises the Staff that, having considered the guidance in Rule 11-02(b)(1) and (4) of Regulation S-X, the Company believes that the disclosure provided within note (2) (Unaudited Pro Forma Information) to the Company’s consolidated financial statements, along with disclosures provided within the “Unaudited Pro Forma Consolidated Financial Statements” section of the Form S-1, as revised in response to the Staff’s various comments, provides the investor with a clear understanding of the continuing impact of a transaction.

(7) Commitments and Contingencies

54.                               We note your disclosure that you offer certain customers greater levels of indemnification, including unlimited indemnification.  Please tell us more about these indemnifications, including whether you receive separate fees for these indemnifications, and how you account for these fees.  Tell us the authoritative literature you have relied on in accounting for these indemnifications.  Further, please clarify your disclosures to explain why you have not recorded any liabilities related to your indemnifications.

The Company provides limited indemnification coverage up to $10,000 to its customers as part of its contractual agreements. Additionally, it offers greater levels of indemnification to customers who purchase certain products. It does not charge fees for its limited indemnification or its greater-level indemnification. When determining if it needs to accrue for any indemnification, the Company considers the guidance in ASC 450 and whether an indemnification liability is probable and can be reasonably estimated. It also considers the history of indemnification liabilities. Based on these factors, the Company has not recorded any liabilities related to indemnifications. Additionally, the Company believes that it has adequate insurance policies in place to cover such indemnification obligations. The Company has revised the disclosure on pages 65 and F-27 of the Amendment to reflect this information in response to the Staff’s comment.

(9) Value Appreciation Rights Plan, page F-24

55.                               We note your disclosure that your VAR grants are subject to a time-based vesting requirement and a condition that a change of control occurs for a payment to trigger with respect to the VAR grants.  Please clarify whether you may be required to pay cash to settle these awards, and whether you are accounting for these awards as liabilities or equity awards.  Please tell us the factors you considered in making this determination and please clarify your disclosures accordingly.

In accordance with the Company’s Value Appreciation Plan, the participant will receive, upon a change of control, an amount in cash, units or other securities equal to the appreciation in value over the participant’s grant date price of his or her vested VAR units. The determination of the type of payment is subject to the discretion of the Company and not the holder. Additionally, the Company has never settled any VAR units with cash. As a result, the VAR units are accounted for as equity and not liability awards. Pursuant to the Reorganization, the VARs of the LLC will be exchanged for options to purchase shares of the Company’s common stock, which will not be subject to a change of control condition.

The Company currently accounts for the VAR awards as equity-based awards in accordance with ASC 718 guidance regarding stock-based compensation. To date, the Company has recorded no compensation related to these VAR awards as a result of the change of control condition, which it has disclosed in Note 1 to its Consolidated Financial Statements. The Company has revised the financial statement disclosure on pages F-27 — F-29 of the Amendment to specify the settlement options for VAR awards in response to the Staff’s comment.

56.                               We note your disclosure that in connection with your reorganization to a corporation, the VAR grants will be exchanged for options to purchase shares of common stock of Shutterstock, Inc., which will be granted pursuant to the Company’s 2012 Omnibus Equity Incentive Plan.  We further note that based on your disclosure on page 97, the terms of this plan do not appear to be finalized.  Please tell us if you consider the exchange of awards to be a modification, and whether any incremental compensation expense will be recognized.  As part of your response, please clarify whether any adjustments made to the awards in connection with the reorganization were required as part of the awards existing terms.  Please tell us the authoritative literature you have relied on in accounting for these awards.  Further, please disclose the terms of the new awards once the terms have been finalized.

The Company respectfully acknowledges the Staff’s comment and confirms that the exchange of the awards will be considered a modification for which an incremental compensation expense will be recognized.  The terms of the 2012 Omnibus Equity Incentive Plan have been finalized and are disclosed on pages 103-107 of the Amendment.  The Reorganization will not result in any adjustments under the terms of the existing awards.  The only substantive modification is that the exercisability of the options is not limited to the occurrence of a change of control. In accordance with ASC 718, because this change of control condition has not yet occurred, no equity based compensation has been recorded to date.  The Company will disclose the terms of the new awards in a subsequent amendment to the Form S-1 once the terms have been finalized.

57.                               Please disclose the unrecognized compensation expense that will be recognized upon effectiveness of an initial public offering, and the remaining unrecognized compensation expense that will be recognized over the remaining vesting period of the awards, and tell us how you determined these amounts.  Please also disclose the remaining vesting period of these awards.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amendment. The Company determined the unrecognized compensation charge based on its granted and outstanding VAR Plan awards at the most recent period end date presented to be approximately $9,165,000. The Company currently does not know if and how much incremental compensation will be recognized upon effectiveness as a result of the awards exchange having been considered a modification since it will be based on the per share price of the offering. Following the Reorganization, the VARs will be exchanged for options to purchase shares of the Company’s common stock having the same vesting schedules, which range from one to six years.  The Company confirms that it will include information regarding the amount of such incremental compensation, if any, in a subsequent amendment to the Form S-1 with sufficient time for the Staff to review and process such amendment.  If the Reorganization had occurred as of March 31, 2012, the most recent period presented in the Amendment, the Company would have recognized an immediate compensation charge of approximately $2.0 million, while the remaining compensation charge of approximately $7.1 million would have been recognized over the remaining vesting periods, which range from one to six years.

(11) Common Member Ownership Subject to Put Feature, page F-25

58.                               Please clarify the following with respect to these awards and revise your disclosures accordingly:

•                  Whether the awards will be exchanged for new awards in connection with the reorganization, the terms of the new awards, and how you have accounted for any modifications;

•                  Whether there are any change of control conditions that affect vesting;

•                  The meaning of “triggering event” that you disclose on page F-26;

•                  The unrecognized compensation expense that will be recognized upon effectiveness of an initial public offering, the unrecognized compensation expense that will be recognized over the remaining vesting period of the awards and how you determined these amounts; and

•                  The remaining vesting periods of these awards.

The Company respectfully advises the Staff that the award described in the “Common Member Ownership Subject to Put Feature” in Note 11 (updated to Note 12 in the Amendment) relates to a profits interest issued to our current President and Chief Operating Officer (“COO”).  Responses to each bullet point set forth in the Staff’s comment are as follows:

•                  The award is a membership interest award in the LLC subject to vesting conditions and is classified as liability award due to its put features. The vested membership interest will be exchanged for shares of the Company’s common stock as a result of the Reorganization and 50% of outstanding unvested interest will vest upon the consummation of the Company’s initial public offering. The remaining unvested portion of the membership interest will be converted to restricted stock of the Company upon the Reorganization and will continue to vest over the remaining vesting period through April 2016.  The terms of the existing award issued to the COO will remain intact subsequent to the Reorganization, except the “put feature” described in Note 12 of the Amendment will be removed. At the time of the Reorganization, any incremental charge will be determined based on current pricing to calculate the impact of the modification.

•                  Vesting will continue in the award regardless of the change of control conditions. For example, if there is an unvested portion of the award at the time of the Reorganization, that portion will continue to vest in accordance with original vesting conditions subsequently and a compensation charge will be recorded.

•                  The term “triggering event,” which no longer appears in the Form S-1, but related to events that will cause 50% of the unvested portion of the COO’s membership interest to vest, meant a “Change in Control” or “Qualified Public Offering” as defined in the COO’s Profits Interest Grant Agreement and the Operating Agreement of the LLC.

•                  The unrecognized compensation that will be recognized upon the Reorganization in connection with effectiveness of an initial public offering and the unrecognized compensation that will be recorded over the remaining vesting subsequent to an initial public offering can only be calculated once a price or price range is established.  In accordance with the COO’s Profits Interest Grant Agreement, 50% of any portion of the award unvested as of the date of a “Change in Control” or “Qualified Public Offering” will immediately vest. The unvested portion, subsequent to this 50% accelerated vesting, will vest over the remaining vesting period from the day of consummation of the offering to the end of the vesting period.

•                  The vesting period is through April 5, 2016.

The Company has revised the disclosure on pages F-29 — F-30 of the Amendment in response to the Staff’s comment.

59.                               Please disclose the method used to determine fair value of these awards and the significant assumptions used for each year presented.

In response to the Staff’s comment, the Company has revised its disclosure on page F-30 of the Amendment to indicate that it utilized third party valuation reports to calculate the membership interest award fair value and the intrinsic method (company fair value less floor of $300,000,000), multiplied by the vesting period to determine the fair value of the awards for each re-measurement date. Significant assumptions utilized in the third party valuation reports are discussed in further detail as part of the response to comment 27.

Preferred Members’ Equity, page F-26

60.                               We note your disclosure that on June 6, 2007, you sold 25% of the common members’ equity to outside investors for an aggregate purchase price of $60 million, and that on February 28, 2008, the outside investors paid a purchase price adjustment in the amount of $1.8 million.  We further note that the carrying value of the preferred members’ equity as of December 31, 2011 is $33.7 million.  Please clarify to what the difference is attributable.

The Company respectfully advises the Staff that the $28.1 difference between the $61.8 million initial redemption value and the carrying value of $33.7 million as of December 31, 2011 is a result of lifetime cash distributions paid to the LLC’s preferred members. In accordance with the LLC’s Operating Agreement, the initial redemption value is reduced for any distribution amounts paid to the preferred members. As disclosed in Note 13 to the Consolidated Financial Statements in the Amendment (Note 12 in initial filing), specifically the table on page F-31 of the Amendment, the preferred interests were reduced for distributions paid to the preferred holders.

(14) Subsequent Events, page F-27

61.                               Please disclose the unrecognized compensation expense associated with the 208,250 notional VAR units issued to new board members and employees through May 14, 2012.

In response to the Staff’s comment, the Company revised the disclosure on page F-32 of the Amendment to update the number of VAR units issued to new board members and employees from April 1, 2012 through June 29, 2012 and to disclose the unrecognized compensation expense associated with such VAR units. The unrecognized compensation expense associated with the 160,000 notional VAR units granted to new board members and employees during such period was approximately $10.3 million.

Item 15 Recent Sales of Unregistered Securities, page II-2

62.                               Please revise this section to more specifically describe the classes of investors that received Value Appreciation Rights since January 1, 2009 and discuss their sophistication and access to current information regarding the company.  We note that the 235 employees and directors investors disclosed on page II-2 exceeds the number of employees and directors you disclose on pages 88 and 89.  Please revise to clarify how many of these investors represent members of management, principal stockholders, current non-executive employees, former employees, and contractors or consultants.

In response to the Staff’s comment, the Company has added disclosure to page II-2 of the Amendment to more specifically describe the classes of investors that received Value Appreciation Rights since January 1, 2009 and to discuss their sophistication and access to current information regarding the Company.  The 246 employees and directors referenced on page II-2 of the Amendment as having received VARs is comprised of 4 of our directors, 2 of our named executive officers, 205 of our other current employees and 35 of our former employees.  The 202 full-time employees referenced on page 93 of the Amendment includes our 4 named executive officers (2 of whom have received VARs) and 198 other full-time employees.  The discrepancy between the employee numbers referenced on pages 93 and II-2 of the Amendment is as a result of employees joining the Company subsequent to March 31, 2012 and receiving VARs.

Exhibits, page II-3

63.                               Please file your indemnification agreements with the Fund Indemnitors that are briefly described on page II-2.

The Company has recently adopted new indemnification agreements for all of its named executive officers and directors and for certain of its other officers.   A Form of Indemnification Agreement has been filed with the Amendment as Exhibit 10.1.

64.                               Please file your lock-up agreements or advise us where they are located.

In response to the Staff’s comment, the Company advises the Staff that the lock-up agreement will be attached as an exhibit to the Form of Underwriting Agreement, which will be filed as an exhibit to the Form S-1 in a subsequent amendment.

65.                               We note a substantial number of exhibits have yet to be filed, please be aware we need sufficient time to review these exhibits prior to effectiveness.

The Company respectfully acknowledges the Staff’s comment and confirms that it will file all required exhibits with sufficient time for the Staff to review before the Company requests that the registration statement become effective.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff
David M. Ruff

Enclosures

cc:	Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP
Karen Dempsey, Esq., Orrick, Herrington & Sutcliffe LLP